Exhibit 99.1

AUNA ANNOUNCES PRICING OF INITIAL PUBLIC OFFERING OF US$360 MILLION (GROSS PROCEEDS) OF CLASS A SHARES

Luxembourg, Grand Duchy of Luxembourg, March 21, 2024 – Auna S.A. (“Auna”) a Latin American healthcare company with operations in Mexico, Peru and Colombia, today announced that it has priced its initial public offering of 30,000,000 class A ordinary shares (“class A shares”), at a price of US$12.00 per class A share.

Auna intends to use the net proceeds from the offering to repurchase 21.2% interest in Auna Salud S.A.C., as well as for other general corporate purposes, as described in its registration statement on Form F-1. To the extent the underwriters’ option to purchase additional shares described below is exercised in full, Auna will use those additional net proceeds to repay indebtedness under Auna’s Term Loans and certain working capital facilities.

The class A shares have been approved for listing on the New York Stock Exchange and will start trading on March 22, 2024 under the ticker symbol “AUNA”. The offering is expected to settle on or about March 26, 2024, subject to customary closing conditions. In connection with the offering, Auna has granted to the underwriters a 30-day option to purchase up to an additional 4,500,000 class A shares at the initial public offering price.

The offering is being made through an underwriting group led by Morgan Stanley, J.P. Morgan, BTG Pactual and Santander who are acting as global coordinators and joint bookrunners, and Citigroup and HSBC who are acting as joint bookrunners.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission (“SEC”). Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering will be made only by means of a prospectus. Copies of the prospectus, when available, may be obtained by contacting: Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, J.P. Morgan Securities LLC, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at +1 (866) 803-9204 or by email at prospectus-eq_fi@jpmchase.com, Banco BTG Pactual S.A.—Cayman Branch, Attn: Prospectus Department, 601 Lexington Avenue, New York,

New York 10282, by telephone at +1 (212) 293-4600, or by email at OL-BTGPactual-ProspectusDepartment@btgpactual.com, Santander US Capital Markets LLC, 437 Madison Avenue, 9th floor, New York, NY 10022, or by email at SanCapSyndicate@santander.us, Citigroup, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at +1 (800) 831-9146, or HSBC Securities (USA) Inc., 66 Hudson Boulevard East, New York, NY 10001, or by email at ny.equity.syndicate@us.hsbc.com.

About Auna

Auna operates hospitals and clinics in Mexico, Peru and Colombia and provides prepaid healthcare plans in Peru. As of December 31, 2023, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities in Mexico, Peru and Colombia with a total of 2,308 beds.

Investor Contact:

46A, Avenue J.F. Kennedy, Luxembourg

L- 1 855 Luxembourg

R.C.S. B267590

Investor Relations

contact@aunainvestors.com